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Women-ownedMinority-ownedVeteran-owned
Baby's Kusina and Market

Filipino Restaurant

2816 W Girard Ave
Philadelphia, PA 19130
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Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Baby's Kusina and Market is seeking investment to evolve our existing pop-up concept to a brick and mortar in Brewerytown.
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ROOTED IN CULTURE, MADE WITH LOVE

Baby's is a friendly neighborhood café and market concept from the creators of the Filipino-American pop-up and supper club, Tita Emmie's. Baby's will feature locally-sourced, sustainable produce and specialty ingredients with an emphasis on Filipino cuisine and culture. It will serve as not only a specialty market and café but also a community gathering place and cultivator.

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Highlights

Baby's mission is to make local and sustainable ingredients along with asian goods, food and culture more accessible to the community. We strive to create a stronger and more inclusive community that embraces diversity by using food as the catalyst.

Our new location is secured and is a family-owned property.

The space is established in a well-known anchor on the commercial corridor.

Large scale commercial developments and new commercial tenants signal strong investor appeal and significant business corridor transformation.

We have developed a highly engaged consumer base through Tita Emmie's helping us establish strong media connections along with an active marketing and PR presence.

We've developed strong local partnerships and collaborations i.e. our upcoming partnership with Caphe Roasters which will create a unique coffee blend from Filipino beans for our coffee program.

We will also continue to operate pop-ups throughout 2023: Autana PA, Mish Mish, Sante PHL Caphe Roasters, and many more.

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THE TEAM
Raquel Dang
Chef + Owner

Raquel created Tita Emmie's in 2018 with her husband Tam, a pop-up food concept in Philadelphia that she named after her mother. Tita Emmie's is a nod to the nostalgic flavors of her childhood and showcases Filipino flavors from the perspective of a first-generation Filipina-American. The concept has since been featured in both TV and print. Outside of the culinary world, Raquel built a strong career in the pharmaceutical industry first as a consultant and eventually to Associate Director of Forecasting and Analytics at a Philly-based biopharmaceutical company. In April 2022, she left her corporate role to pursue her dream of turning Tita Emmie's into a brick-and-mortar concept.

Tam Dang
Owner

Tam and his wife Raquel share a love for food, entertaining and culture which led them to develop Tita Emmie's together in 2018. Tam is first-generation Vietnamese-American and his heritage has also been a source of inspiration for dishes they serve at their pop-ups. While Raquel is the chef, Tam curates the front of house experience for their guests and is always looking to redefine what conventional dining looks like. Tam is a 12-year military veteran, avid runner and all-around fitness enthusiast. He is currently serving as a firefighter in the US Air Force and prior to that taught survival training. Both Tam and Raquel are actively involved in their community and are co-founders of the non-profit Philly Solidarity which aims to foster solidarity between the AAPI community and other communities of color.

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PRESS
Sri's Company and Tita Emmie's honor their Asian roots with comfort food specialties

Two local chefs serving up the Asian specialties they grew up with are bringing more diversity to the Philly food scene.

Where to Eat Filipino Food in Philadelphia

From BYOs serving family-style kamayan feasts to cafes offering leche flan and ube pound cake, these are our favorite Filipino restaurants, food carts, and pop-ups in Philly.

Eatwith is the AirBNB of dining experiences

FOX 29's Jenn Fred visits with Raquel in the Brewerytown area.

7 Incredible Women Rocking it in the Kitchen | Eatwith Blog

This International Women's Day, we're putting the spotlight on our community of female hosts and the stories behind their success.

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OUR FOOD
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction & Millwork $38,000
Equipment $4,000
Working Capital $4,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $329,239 $976,299 $1,025,113 $1,073,806 $1,122,128
Cost of Goods Sold $82,000 $243,156 $255,313 $267,440 $279,474
Gross Profit $247,239 $733,143 $769,800 $806,366 $842,654

EXPENSES

Rent $0 $43,535 $45,515 $47,741 $50,162
Cost of Labor $148,157 $439,334 $461,301 $483,213 $504,957
Utlities $20,000 $20,500 $21,012 $21,537 $22,075
Insurance $10,000 $10,250 $10,506 $10,768 $11,037
Repairs & Maintenance $5,000 $5,125 $5,253 $5,384 $5,518
Legal & Professional Fees $15,000 $15,375 $15,759 $16,152 $16,555
Operating Profit $49,082 $199,024 $210,454 $221,571 $232,350
This information is provided by Baby's Kusina and Market. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Investment Round Status

Target Raise $50,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends April 3rd, 2023

Summary of Terms

Legal Business Name VillaDang LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 1.5%-3.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2028

Financial Condition

Historical milestones

Baby's Kusina and Market has been operating since [Month, Year] and has since achieved the following milestones:

Opened location in [City, State]

Achieved revenue of [$X] in [Year], which then grew to [$Y] in [Year].

Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].

Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Baby's Kusina and Market forecasts the following milestones:

Secure lease in [City, State] by [Month, Year].

Hire for the following positions by [Month, Year]: [Position 1, Position 2, Position 3]

Achieve [$X] revenue per year by [Year].

Achieve [$Y] profit per year by [Year].

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Baby's Kusina and Market's fundraising. However, Baby's Kusina and Market may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Baby's Kusina and Market to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Baby's Kusina and Market operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Baby's Kusina and Market competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Baby's Kusina and Market's core business or the inability to compete successfully against the with other competitors could negatively affect Baby's Kusina and Market's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Baby's Kusina and Market's management or vote on and/or influence any managerial decisions regarding Baby's Kusina and Market. Furthermore, if the founders or other key personnel of Baby's Kusina and Market were to leave Baby's Kusina and Market or become unable to work, Baby's Kusina and Market (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Baby's Kusina and Market and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Baby's Kusina and Market is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Baby's Kusina and Market might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Baby's Kusina and Market is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Baby's Kusina and Market

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Baby's Kusina and Market's financial performance or ability to continue to operate. In the event Baby's Kusina and Market ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Baby's Kusina and Market nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Baby's Kusina and Market will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Baby's Kusina and Market is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Baby's Kusina and Market will carry some insurance, Baby's Kusina and Market may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Baby's Kusina and Market could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Baby's Kusina and Market's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Baby's Kusina and Market's management will coincide: you both want Baby's Kusina and Market to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Baby's Kusina and Market to act conservative to make sure they are best equipped to repay the Note obligations, while Baby's Kusina and Market might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Baby's Kusina and Market needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Baby's Kusina and Market or management), which is responsible for monitoring Baby's Kusina and Market's compliance with the law. Baby's Kusina and Market will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Baby's Kusina and Market is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Baby's Kusina and Market fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Baby's Kusina and Market, and the revenue of Baby's Kusina and Market can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Baby's Kusina and Market to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Baby's Kusina and Market. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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